Exhibit 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

CYREN Announces Office Expansion and Executive Management Appointments

MCLEAN, Va. – May 16, 2016 – CYREN (NASDAQ: CYRN) today announced the expansion of its sales and support footprint with additions to its executive management team and a new enterprise sales office.

Mickey DiPietro joins CYREN as vice president of sales for North America. He most recently established a mid-market enterprise sales team at Zscaler, selling cloud security solutions to enterprise and SMB customers using a high velocity sales model. DiPietro previously built and managed similar capabilities for Postini and Google.

To meet the growing demand for CYREN WebSecurity and cyber intelligence solutions, CYREN also opened a new office in Austin, Texas – a growing technology hub and a key area to attract top talent.  DiPietro and his CYREN enterprise sales team are based in Austin.

“I view CYREN’s cloud security platform and intelligence data as key differentiators in the industry, and we have a great opportunity to bring CYREN WebSecurity to businesses of all sizes,” DiPietro said. “Austin is an excellent location to hire additional sales and support professionals, and I look forward to helping CYREN expand its presence.”

Additional Key Executive Appointments
CYREN also announced other new members of its executive management team in order to support the expansion.  These new additions are in preparation for future growth, as demand for CYREN solutions continues to increase:

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Tomer Egozi, vice president of sales, is an experienced executive with the ability to understand complex business and technology relationships. Egozi has been promoted from running EMEA sales to managing a global team of account managers focused on growing the company’s embedded security services business. Prior to joining CYREN in 2010, he served in various pre-sales and engineering roles at NICE Systems, Allot Communications and PwC. Egozi is based in CYREN’s Israel office.

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Michael Tamir, vice president of global support services, leads CYREN’s fast-growing global support organization. With deep technical expertise in cloud security, Tamir’s team is responsible for global support, deployment and customer success. Prior to taking this role, he previously served as CYREN’s director of security solutions, director of technical services, and director of professional services over the past 13 years. Tamir is based in Toronto.

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Eric Spindel, general counsel, leads all legal, regulatory, compliance and corporate governance functions for CYREN. Before joining the company, he served as a partner at Yigal Arnon & Co., one of Israel’s leading law firms. Prior to that, he practiced corporate and securities law at Skadden, Arps, Slate, Meagher & Flom LLP and Davies Ward Phillips & Vineberg LLP, and served as internal counsel for a private equity firm. He received a joint JD/MBA degree from Osgoode Hall Law School/Schulich School of Business in Toronto. Spindel is based in CYREN’s Israel office.

“Through these new executive appointments, we further strengthen our cloud-focused sales leadership and our commitment to customer success,” said Lior Samuelson, CEO and Chairman of the Board at CYREN. “I am pleased to welcome Mickey, Tomer, Michael and Eric to the CYREN executive management team, as they help us grow the business and deliver the next generation of cloud-based Internet security.”

About CYREN
CYREN (NASDAQ and TASE: CYRN) protects more than 600 million users against cyber attacks and data breaches through its cloud-based web, email, mobile and endpoint security solutions. Relied upon by many of the world’s largest technology companies such as Dell, Google, McAfee and Microsoft, CYREN offers enterprise-focused security as a service (SecaaS) solutions as well as embedded solutions for software and security providers . CYREN’s global cloud security platform processes more than 17 billion daily transactions and uses innovative zero-day protection technology to proactively block over 130 million threats each day. Learn more at www.cyren.com.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: twitter.com/CyrenInc

U.S. Investor Contact:
Garth Russell
KCSA
212.896.1250
grussell@kcsa.com

Israel Investor Contact:
Iris Lubitch
SmarTeam
+972.54.2528007
iris@smartteam.co.il

CYREN Media Contact
Matthew Zintel
Zintel Public Relations
281.444.1590
matthew.zintel@zintelpr.com